UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Encision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Timothy J. Wynne

1625 South Tacoma Way

Tacoma, WA 98409

253-709-2984

With a Copy to:

David E. Myre, Jr.

Hillis Clark Martin & Peterson P.S.

999 Third Ave., Suite 4600

Seattle, WA 98104

206-623-1745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29254Q104

1	NAME OF REPORTING PERSON Timothy J. Wynne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 581,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 581,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 29254Q104

1	NAME OF REPORTING PERSON Brett M. Telford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 581,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 581,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29254Q104	SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 27, 2016 by Timothy J. Wynne and Brett M. Telford with regards to the Common Stock of Encision Inc. (the “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On January 9, 2017, the group purchased an additional 37,500 shares of Common Stock using funds in Mr. Wynne’s spouse’s retirement account.

On January 17, 2017, Tim Wynne purchased an additional 100 shares of Common Stock directly using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On January 19, 2017, the Reporting Persons, acting through counsel, delivered a non-binding letter to the Board of Directors of the Company (the “Board”) to propose a potential transaction for the Board’s consideration. Under the proposed transaction, the Reporting Persons would be prepared to acquire, through one or more acquisition vehicles, all of the outstanding shares of Common Stock not already beneficially owned by the Reporting Persons at a yet to be named fair market price (the “Proposed Transaction”). The Proposed Transaction would be subject to the approval of the Board and the Reporting Persons and the negotiation and execution of mutually agreeable definitive transaction documents acceptable to the Board and the Reporting Persons.

No assurances can be given that any transaction will be consummated.

The foregoing summary does not purport to be or contain a complete description of the letter, a copy of which is filed as Exhibit 99.3 to this Amendment No. 1 and incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and replaced in its entirety with the following:

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, there were 10,673,225 shares of the Common Stock outstanding as of October 31, 2016.

Based on the foregoing, the 581,042 shares of the Common Stock (the “Subject Shares”) beneficially owned by the group represent approximately 5.44% of the shares of the Common Stock issued and outstanding.

Tim Wynne and Brett Telford have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options, if any, that were effected in the past sixty days by the Reporting Persons for the benefit of the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 29254Q104	SCHEDULE 13D

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.2, Trading Data, is amended and replaced in its entirety with Exhibit 99.2 attached hereto and incorporated herein by this reference.

Item 7 is further amended and supplemented by adding the following exhibit:

Exhibit 99.3	Letter to the Board of Directors of the Company, dated January 19, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2017

/s/ Timothy J. Wynne
Timothy J. Wynne

/s/ Brett M. Telford
Brett M. Telford

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.2	Trading data.

Exhibit 99.3	Letter to the Board of Directors of the Company, dated January 19, 2017.